Exhibit 99.2

November 2, 2020
Dear shareholders,

A very dramatic and eventful year is coming to an end. After the easing of lockdown restrictions imposed in our main markets, we saw a seasonal increase in summer travel that was stronger than expected and was predominantly driven by trips to nearby nature destinations. However, with the return of the colder weather in October in the Northern Hemisphere, a second wave of infections has materialized. As a result, most European countries have implemented partial or full lockdown measures again, and consequently, travel activity levels are again declining. However, we believe that a continuation of the current progress made with respect to COVID-19, including improved testing, treatment and a potential vaccination, will lead to the start of a normalization of travel activity levels in the second half of 2021.

It remains difficult for us to forecast our financial outlook for the fourth quarter of 2020 and the first half of 2021. Factors that our actual financial performance will ultimately depend upon, including new infection rates and the actual and perceived safety of traveling, are subject to significant change, and although we believe that there is a chance of some recovery going into next year, we are preparing for the continuation of soft demand.

Industry dynamics unchanged
The dynamics within the online travel ecosystem have not changed significantly in the third quarter of 2020. The trends that we previously observed in performance marketing auctions continued to persist. Bids across performance marketing channels remain soft, and industry participants have only gradually returned to the auction. As a result, we have seen a moderate increase in competition both in our own marketplace and in other performance marketing channels. However, with the recent increase of infection rates in Europe, our marketplace has again become more volatile in that region.

We continue to work closely with our partners on ideas and projects to prepare for a sustainable recovery in travel in 2021 and have seen some promising results already. In Italy, we are cooperating with the city of Venice and produced a TV advertisement that co-promoted the city. As a result, destination demand for Venice has picked up significantly, and we drew informative conclusions from the project that we intend to leverage for further cooperation with destination marketing organizations during the future recovery.

trivago in H2 2020 and 2021
Our main focus for the third quarter of 2020 was to continue to prepare for 2021 while preserving our cash-position, generate learnings, and develop features and products that we believe will enable us to compete better. We believe that our focus on local travel will be a key advantage going forward. Currently, we have not benefited from our relatively strong position in city vacations as users have recently focused on searches for nearby nature destinations. We believe that the recovery of the relative share of city trips in the second half of 2021 is likely, and there is a chance that it could already occur as early as in the first half of 2021.

To prepare, we have made significant progress this quarter and are on good track of delivering on our recovery plan:
•Our changed marketing messaging this past summer has shown very strong results across our key markets and has given us valuable learnings and insights to tailor our messaging to a future recovery.

•We have seen some improved bidding dynamics on our marketplace in the third quarter of 2020, but we expect bidding levels to remain below those we saw in 2019. We have made significant progress on the rollout of sponsored listings and display ads. We are currently running dozens of campaigns, with many more partners in the process of being onboarded.
•Beginning in October, we began to offer our advertisers a new way to participate in our marketplace on a cost-per-acquisition basis. This will be rolled out over the coming months. With this new scalable solution, we will be able to offer a predictable and fully outsourced method of traffic acquisition to our partners in 2021.
•We have added a variety of new features to our existing trivago core product, making it more usable for local searches. In parallel, we have qualified the first version of our “local travel discover” product in our app and are working full steam ahead on a pipeline of features that we are planning to test and launch in time for a recovery in 2021.
•Despite the challenging situation of the online travel market, we continued to invest in our team on all levels. With Jon Armitage joining as chief marketing officer, we are excited to have complemented our senior leadership team.
•Despite the significant investments we have made in technology, marketing tests and the team, we have continued to manage our operating expenses very tightly. The restructuring that we announced earlier this year has been fully implemented, and our operations are now consolidated at our headquarters in Dusseldorf, Germany. As a result, we preserved our strong cash position and maintained our financial flexibility.

While we will continue to see volatility in the months to come, we remain optimistic and excited about our opportunity in the travel market. Our key focus is managing the uncertainty in the short-term and preparing ourselves for a sustainable recovery that we anticipate will occur in the second half of 2021.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this letter and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the global and local economy, the travel industry and our business and financial performance;
•as a result of the COVID-19 pandemic, we have experienced and may in the future experience an additional impairment of goodwill and increasing expenses for expected credit loss;
•marketplace changes or payment concessions we may make for our advertisers or their ability to satisfy their financial obligations as a result of COVID-19;
•we may not be able improve our profitability in future periods or may incur losses, even while our revenues may decrease;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;

•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•the effectiveness of our measures to increase advertiser diversity on our marketplace;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection;
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this letter, whether as a result of new information, future events or otherwise.

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